Laredo Oil, Inc.
111 Congress Avenue
Austin, Texas  78701

March 6, 2014

Mr. Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:	Laredo Oil, Inc. Form 10-K for the Fiscal Year Ended May 31, 2013 Filed August 29, 2013 Form 10-Q for the Fiscal Quarter Ended November 30, 2013 Filed January 14, 2014 File No. 333-153168

Dear Mr. Hiller,

Please find our response to your comments dated February 21, 2014 on the Form 10-Q for the Fiscal Quarter Ended November 30, 2013 filed by Laredo Oil, Inc. (the “Company”).  In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comments enumerated in your letter and the Company’s response to each.

Form 10-Q for the Fiscal Quarter Ended November 30, 2013

Management’s Discussion and Analysis

Comment---We note you disclose on page 11 that prior to receiving any royalty cash distributions from Stranded Oil Resources Corporation (SORC), under the SORC License Agreement, all SORC preferred shared accrued dividends must be paid, preferred shares redeemed, and debt retired to comply with loan agreements. You further disclose on page 7 that you have undertaken steps to improve operations with the goal of sustaining operations for the next twelve months and beyond, including (a) providing services and expertise under agreements to expand operations, and (b) controlling overhead and expenses.

However, we note that since your prior fiscal year end, through your second quarter, you have reported a decrease in cash, increase in liabilities, and less gross profit and more operating loss and net loss compared to the corresponding period of the prior year.  Given these circumstances, please expand your disclosure to discuss your expected timing of receiving royalty cash distributions from SORC.  If such distributions are not foreseen in the near future and your main source of income until then is management fee revenue, clarify the specific steps you have undertaken to achieve goals (a) and (b) above.

Response— With regard to the circumstances noted in your Comment, it should be noted that liabilities and net loss were significantly impacted by certain non-cash items such as the loss on revaluation of warrant liability (losses are recognized as share price increases) and share based compensation (given to employees in lieu of cash), and that the cash balance was primarily impacted by timing differences in payments and reimbursements from SORC.

Distributions are not foreseen in the near future and the main source of income for the Company will continue to be the management fee revenue.  In order to provide more clarity on that point, the Company proposes to include the following (or similar language) in the “Liquidity and Capital Resources” Section of Item 2 of its next report on Form 10-Q which is due April 14, 2014:  “Prior to the Company’s receiving any Royalty cash distributions from SORC, all SORC preferred share accrued dividends must be paid, preferred shares redeemed, and debt retired to comply with any loan agreements.  Additionally, when SORC acquires additional oil fields, any investment therein must be repaid prior to the distribution of any Royalty cash distributions.  With such uncertainty, Royalty cash distributions are not foreseen in the near future and the main source of income for the Company will continue to be the management fee revenue under the Management Services Agreement.”

The Laredo business model is designed to assist SORC in recovering crude oil from mature oil fields experiencing declining production levels.  The management fee revenue was increased by $5,000 per month in August 2013 in recognition of the increased services required under the management services agreement as the duties relating to that Kansas project have expanded and as SORC has invested in another possible project.  That revenue is deployed in a cost effective manner controlling overhead and expenses to acquire and maintain the services and expertise the Company believes are necessary to perform its obligations under the management services agreement.  In that regard, the Company has worked to attract and retain key personnel with significant experience in the industry to enhance the quality and breadth of the services it provides.  At the same time, in an effort to control costs, the Company has required a number of its personnel to multi-task and cover a wider range of responsibilities in an effort to restrict the growth of the Company’s headcount at a time of expanding demand for its services under the management services agreement.  Further, the Company works closely with SORC to obtain its approval in advance of committing to material costs and expenditures in order to keep the Company’s expenses in line with the management fee revenue.

In order to expand its disclosure in this area, the Company proposes to include the following (or similar language) in Note 2 to the financial statements in its next report on Form 10-Q which is due April 14, 2014:  “Management has undertaken steps as part of a plan to improve operations with the goal of sustaining our operations for the next twelve months and beyond.  These steps include (a) providing services and expertise under the Agreements to expand operations; and (b) controlling overhead and expenses.  In that regard, the Company has worked to attract and retain key personnel with significant experience in the industry to enhance the quality and breadth of the services it provides.  At the same time, in an effort to control costs, the Company has required a number of its personnel to multi-task and cover a wider range of responsibilities in an effort to restrict the growth of the Company’s headcount at a time of expanding demand for its services under the Management Services Agreement.  Further, the Company works closely with SORC to obtain its approval in advance of committing to material costs and expenditures in order to keep the Company’s expenses in line with the management fee revenue.”

Should you have any comments or questions, please call me at (512) 961-3801.

Best regards,

/s/ Bradley E. Sparks

Bradley E. Sparks
Chief Financial Officer and Treasurer
Laredo Oil, Inc.
(512) 961-3801